EX. 99.28(h)(3)

Expense Limitation Agreement

This Agreement, dated as of February 15, 2018, is made and entered into by and between PPM Funds, a Massachusetts business trust (the “Trust”), on behalf of the investment series set forth on Schedule A attached hereto (each a “Fund” and, collectively, the “Funds”) and PPM America, Inc. (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory and Management Agreement between the Trust, on behalf of the Funds, and the Adviser (the “Advisory Agreement”); and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

Now, Therefore, the Trust and the Adviser hereby agree as follows:

1.
The Adviser agrees to waive a portion of its management fees and/or reimburse certain expenses of the Fund to the extent necessary to limit the annualized ordinary expenses of each class of shares of the Fund (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, dividend and interest expenses related to short sales, indirect expenses of investing in other investment companies, and extraordinary expenses), to an annual rate (as a percentage of the average daily net assets of the Fund) equal or less than the Maximum Operating Expense Limit for each respective class of shares of the Fund, as set forth on Schedule A (“Maximum Operating Expense Limit”).  Such waiver/and or reimbursement by the Adviser shall be made monthly.

2.	The waiver described in Section 1 above is not subject to recoupment by the Adviser.

3.
The Adviser understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes.

4.
This Agreement shall have an initial term expiring on April 30, 2019 (the “Initial Term”).  The Adviser may extend this Agreement for the Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year (a “Subsequent Term”), and, thereafter, this Agreement shall automatically renew upon the end of the then-current term and each Subsequent Term will continue for a new one-year term with respect to the Fund unless the Board of Trustees approves the termination  of this Agreement.

5.
A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

PPM Funds		PPMAmerica, Inc.

By:	/s/ Mary T. Capasso	By:	/s/ Mark Mandich
Name: Mary T. Capasso		Name: Mark Mandich
Title: Vice President, Chief Legal Officer and Assistant Secretary		Title: President and Chief Executive Officer

Schedule A
Maximum Operating Expense Limits

Fund	Expense Cap*
PPM Core Plus Fixed Income Fund	0.50%
PPM Credit Fund	0.55%
PPM Floating Rate Income Fund	0.70%
PPM High Yield Core Fund	0.70%
PPM Long Short Credit Fund	0.70%
PPM Strategic Income Fund	0.65%
PPM Large Cap Value Fund	0.75%
PPM Mid Cap Value Fund	0.90%
PPM Small Cap Value Fund	1.00%

* Expressed as an annual percentage of the Fund’s average daily net assets.